Gold bug's dream ETF offers hedge against financial apocalypse

New fund is the first ETF to offer access to physical gold

Some might call this is a golden age for gold bugs.

Skeptical of paper money and central banks, these investors have won big over the past decade as gold prices skyrocketed and new gold ETFs emerged.

The progress shows no sign of abating. On Friday, the metal's acolytes will gain access to the purest gold ETF yet: the Merk Gold Trust, which promises investors direct access to physical gold.

“Over the past few years, a group of investors have raised concerns as to whether sufficient gold really exists in the vaults of the major gold ETFs,” said Dennis Hudachek, a senior ETF analyst at ETF.com. “This ETF seems to address that group.”

Merk Investments, which created the Gold Trust, manages a distribution network capable of converting any investor's ETF shares into real gold in a matter of days, said Axel Merk, the company's president and chief investment officer.

A stock of gold bars equal to the net asset value of the fund is held in a vault in London managed by J.P. Morgan Chase & Co. If the mood strikes him or her, an investor can submit her shares to the trust, and a commensurate number of gold bars will be loaded onto a plane, flown across the Atlantic, and transferred to an armored truck for delivery.

“We expect the whole process to work much more smoothly than did America's new health care website,” Mr. Merk said.

Granted, gold bars are rather heavy. One or two, Mr. Merk said, could be worth upwards of a half million dollars. For more fine-grained withdrawals, the trust offers an array of options that rival your local precious metals dealer: American Eagle gold coins, other gold coins, and little one-ounce bars.

All this variety doesn't come free. Purchasers of London bars pay a 2.5% fee. For smaller denominations, expect fees running as high as 7%, and a minimum charge of $7000, according to SEC filings.

“Investors would have to order at least $100,000 of American Eagle coins to be charged only 7%,” Mr. Hudachek said. “An order any smaller than that, and the de facto fee is much higher.”

For all its sophistication, Merk Investment's system of gold distribution isn't expected to have much effect of the fund's performance. From an investment perspective, the fund is practically identical to others that track the spot price of gold, such as the SPDR Gold Trust ETF (GLD) and the iShares Gold Trust ETF (IAU), Mr. Hudachek said.

By all accounts, these funds have fared well in the past decade, Mr. Hudacheck added. The price of gold rose from about $300 per ounce in 2000 to about $1300 today, according to Marketwatch. The funds have also seen massive inflows, with the largest, GLD, accumulating about $32 billion in assets.

None of this addresses the most pressing question: what to do when a half million dollars of gold is delivered to your front doorstep. One obvious solution, Mr. Merk said, would be to simply lease your own vault and deposit the metal there. But what a customer does with his or her own gold is hardly his call to decide.

“Some people might just buy the gold, store it at home, and then buy a gun,” he said.